FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2003

CF CABLE TV INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	|_|	Form 40-F	|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	|_|	No	|X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

CF CABLE TV INC. Filed in this Form 6-K Documents index

1.	Unaudited Consolidated Financial Statements of CF Cable TV Inc. for the quarter ended June 30, 2003; and Report to bondholders (Management Discussion and Analysis for the quarter ended June 30, 2003).

Unaudited financial information

Form 6-K*

for the quarter ended

June 30, 2003

*	This document has not been filed with the U.S. Securities and Exchange Commission (SEC) but has been delivered to the SEC for informational purposes only.

August 15, 2003

Highlights

Six months ended June 30

FINANCIAL HIGHLIGHTS

(in thousands of Canadian dollars)	2003	2002	Change

Revenues	$77,894	$81,612	-4.6%
EBITDA	$26,720	$27,964	-4.4%
Depreciation and amortisation	$9,917	$9,760	1.6%
Operating income	$16,803	$18,204	-7.7%
Net income	$23,359	$13,413	74.2%
Cash flows from operating activities	$6,207	$28,321	-78.1%
Capital expenditures	$6,271	$6,971	-10.0%

OPERATIONAL HIGHLIGHTS

Subscribers	2003	2002

Basic Cable

Basic Subscribers (1)	416,795	431,892	-3.5%
Home passed (2)	657,361	654,527	0.4%

% Penetration (3)	63.4%	66.0%

Basic Subscribers - Residential (4)	362,113	377,715	-4.1%

Extended Basic Tier - Residential Subscribers	288,381	303,610	-5.0%

% Penetration - Residential Basic Subscribers	79.6%	80.4%

Digital Cable

Digital Subscribers	43,193	30,278	42.7%

% Penetration (5)	10.4%	7.0%

Number of digital terminals	46,332	32,344	43.2%

(1)	Basic subscribers are subscribers who received basic cable service and includes analogue and digital basic subscribers.

(2)	Homes passed are number of living units, such as residence homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(3)	Represents subscribers as a percentage of homes passed.

(4)	Residential basic subscribers are residential subscribers who received basic cable service and includes analogue and digital basic subscribers.

(5)	Represents digital subscribers as a percentage of basic subscribers.

1

REPORT TO BONDHOLDERS

Quarter ended June 30, 2003

Consolidated operating revenue for the quarter ended June 30, 2003, was $38.9 million compared to $40.5 million for the 2002 corresponding period, a decrease of $1.6 million, or 4.0%. The decrease is mainly due to the loss of 15,097 basic service subscribers.

Operating income before depreciation and amortisation increased by $1.8 million, or 14.2%, from $12.7 million realised in the same quarter last year. Last year’s results were impacted by a labour conflict which resulted in higher costs.

Depreciation and amortisation totalled $5.0 million, an increase of 2.0% over the quarter of the previous year.

Semester ended June 30, 2003

Consolidated Statements of Income

Consolidated operating revenue for the first semester ended June 30, 2003, was $77.9 million compared to $81.6 million for the same period last year, a decrease of $3.7 million, or 4.6%, resulting mainly from the loss of basic service subscribers. Operating income before depreciation and amortisation (EBITDA) totalled $26.7 million in 2003 compared to $28.0 million in 2002, a decrease of $1.3 million, or 4.6%.

Gross profit margins fell to 69.3% from 70.2% for the first semester, a decrease of 0.9%. The reduction in gross profit margin is due to the increase in monthly programming fees and an increase in marketing rebates to customers, such as waivers on installation charges.

Operating and administrative expenses decreased to $27.3 million from $29.3 million, down by $2.0 million, or 6.8%. The decrease reflects the avoidance of labor conflict related costs of 2002 and the results of the cost reduction program including labor force downsizing.

Financial expenses totalled $3.3 million in 2003 compared to $3.5 million in 2002, a decrease of $0.2 million, or 5.7%.

Exchange rate fluctuations on US-denominated debt generated a non-materialised gain of $17.4 million for the first semester of 2003 compared $6.3 million for the same period last year, an increase of $11.1 million.

The Company reported a net income of $23.4 million for the first semester of 2003 compared to $13.4 million for the first semester of 2002, an increase of $10.0 million, or 74.6%. The change in results is mainly attributable to exchange gains on US-denominated long-term debt in 2003 compared to 2002.

Liquidity and Capital Resources

Cash flows from operating activities reached $6.2 million in 2003 compared to $3.6 million in 2002. Cash inflows from operations were $1.0 million lower than the previous year and cash outflows from non-cash operating items were $3.6 million lower than last year due to the change in receivables from the parent company and to the timing of payments made to suppliers.

Investing activities resulted in cash outflows of $6.3 million in the first semester of 2003 compared to $6.8 million in the same semester for the previous year.

2

Financing activities did not generate a change in cash flows in 2003 compared to cash inflows of $2.6 million in 2002. The change in cash flows is mainly due to the repayment of long term debt and to proceeds from the sale of preferred shares of an affiliated company.

As at June 30, 2003, the Company’s cash position was $69,000 compared to an indebtedness of $563,000 at the end of the same semester last year.

Yvan Gingras
Executive Vice-President, Finance and Operations
CF CABLE TV INC.
August 15, 2003

3

CF CABLE TV Inc.

CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended		For the six-month period ended
(in thousands of Canadian dollars) (Unaudited)	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Operating revenues	$38,897	$40,490	$77,894	$81,612

Direct costs	11,887	12,118	23,886	24,306

	27,010	28,372	54,008	57,306

Operating and administrative expenses	12,540	15,672	27,288	29,342

Operating income before depreciation and amortisation	14,470	12,700	26,720	27,964

Depreciation and amortisation	4,975	4,858	9,917	9,760

Operating income	9,495	7,842	16,803	18,204

Financial expenses	1,343	532	3,341	3,521
Exchange (gain) loss on US denominated
long-term debt (note 1b)	(9,095)	(6,021)	(17,396)	(6,270)

	17,247	13,331	30,858	20,953
Income taxes
Current	157	172	324	343
Future	5,494	4,808	7,202	7,183

	5,651	4,980	7,526	7,526

	11,596	8,351	23,332	13,427
Share in the results of a company subject to
significant influence	(9)	33	27	74
Non-controlling interest in a subsidiary	—	—	—	(88)

Net income	$11,587	$8,384	$23,359	$13,413

4

CF CABLE TV Inc.

CONSOLIDATED STATEMENTS OF DEFICIT

	For the three-month period ended		For the six-month period ended
(in thousands of Canadian dollars) (Unaudited)	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Balance at beginning	$(23,867)	$(46,628)	$(35,639)	$(45,038)

Cumulative effect of accounting change (note 1 b)	—	—	—	(8,480)

Balance at beginning restated	(23,867)	(46,628)	(35,639)	(53,518)

Net income	11,587	8,384	23,359	13,413

Excess of the fair value over the carrying value
of the assets sold to an affiliated company (note 2 a)	—	—	—	1,861

Balance at end	$(12,280)	$(38,244)	$(12,280)	$(38,244)

5

CF CABLE TV Inc.

CONSOLIDATED CASH FLOWS

	For the three-month period ended		For the six-month period ended
(in thousands of Canadian dollars) (Unaudited)	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Cash flows from operating activities
Net income	$11,587	$8,384	$23,359	$13,413
Adjustments for the following items:
Amortisation of fixed assets	4,947	4,719	9,862	9,482
Amortisation of deferred charges	28	139	55	278
Amortisation of financing expenses	67	66	134	133
Future income taxes	5,494	4,808	7,202	7,183
Share in the results of a company subject to
significant influence	9	(33)	(27)	(74)
Exchange (gain) loss on US denominated
long-term debt	(9,095)	(6,021)	(17,396)	(6,270)
Other items	—	67	—	54

Cash flows from operations	13,037	12,129	23,189	24,199

Net change in non-cash operating items:
Receivable (payable) from (to) parent and
affiliated companies	(10,768)	(9,832)	(13,785)	(25,251)
Income taxes receivable	(118)	55	(638)	69
Prepaid expenses and other current assets	(8)	749	(142)	822
Accounts payable and accrued liabilities	2,312	5,365	(1,652)	4,855
Deferred revenue and prepaid services	(424)	(359)	(765)	(1,122)

	(9,006)	(4,022)	(16,982)	(20,627)

Cash flows from operating activities	4,031	8,107	6,207	3,572

Cash flows from investing activities
Acquisition of fixed assets	(3,462)	(3,777)	(6,271)	(6,971)
Proceeds on disposal of fixed assets	—	4	—	185
Deferred charges transferred to affiliated companies	—	—	—	29

Cash flows from investing activities	(3,462)	(3,773)	(6,271)	(6,757)

Cash flows from financing activities
Repayment of long-term debt	(8)	(3,391)	(15)	(3,397)
Proceeds on disposal of preferred shares
of an affiliated company (note 2a)	—	—	—	6,820
Acquisition of non-controlling interest (note 2c)	—	—	—	(800)
Other	88	(32)	88	(32)

	80	(3,423)	73	2,591

Net change in cash and cash equivalents	649	911	9	(594)
Cash and cash equivalents at beginning	(580)	(1,474)	60	31

Cash and cash equivalents at end	$69	$(563)	$69	$(563)

Cash and cash equivalents are comprised of:
Cash	$119	$3	$119	$3
Issued and outstanding cheques	(50)	(566)	(50)	(566)

	$69	$(563)	$69	$(563)

6

CF CABLE TV Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars) (Unaudited)	June 30, 2003	December 31, 2002

Assets

Current assets
Cash	$119	$72
Amounts receivable from an affiliated company	974	767
Amounts receivable from parent company	68,967	55,432
Advance receivable from parent company	733	733
Prepaid expenses and other current assets	665	523
Income taxes receivable	638	—

	72,096	57,527

Investments	817	878
Fixed assets (note 3)	180,528	184,119
Deferred charges (note 4)	4,625	4,814
Future income tax assets	—	1,123
Goodwill	167,892	167,892

	$425,958	$416,353

Liabilities and Shareholder’s Equity

Current liabilities
Issued and outstanding cheques	$50	$12
Accounts payable and accrued liabilities (note 5)	27,967	29,619
Amounts payable to affiliated companies (note 6)	485	528
Deferred revenue and prepaid services	19,854	20,619

	48,356	50,778

Long-term debt (note 7)	101,880	119,291
Due to parent company (note 8)	25,969	25,969
Future income taxes	27,023	20,944
Non-controlling interest in a subsidiary (note 2c)	10	10

	203,238	216,992

Shareholders’ equity
Share capital	235,000	235,000
Deficit	(12,280)	(35,639)

	222,720	199,361

	$425,958	$416,353

7

CF CABLE TV INC. Notes to the consolidated financial statements for the six-month period ended June 30, 2003 (unaudited)

1.	Significant Accounting Principles:

(a)	Consolidated financial statements:

These consolidated financial statements, expressed in Canadian dollars, are prepared in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements include the accounts of CF Cable TV inc. (the “Company”) and all its subsidiaries from the date of acquisition of their control.

(b)	Foreign currency translation:

In November 2001, the CICA issued Handbook Section 1650, Foreign Currency Translation. It recommends to eliminate the deferral and amortisation of unrealised foreign currency translation gains and losses on long-lived monetary items for a recognition in the statement of operations. In the first quarter of 2002, the Company adopted the new recommendations retroactively and the comparative figures have been restated. The effect of adopting the new recommendation resulted in a decrease in deferred charges in the amount of $8.5 million and an increase in deficit in the amount of $8.5 million

2.	Business reorganisation:

(a)	On February 8, 2002, the Company and its subsidiaries sold to an affiliated company, Cablage QMI Inc., all their rights and obligations in their internal wire for a total consideration of $6.8 million which represents the transaction price agreed between affiliated companies. As consideration, the Company received 6,820 preferred shares of Cablage QMI Inc. in the amount of $6.8 million. Since this transaction is between companies under common control, the excess of fair value over the carrying value of the assets sold, representing $1.9 million has been credited to deficit. On February 8, 2002, Cablage QMI Inc. redeemed the preferred shares issued previously.

(b)	In 2002, CF Cable TV Inc. proceeded to a reorganisation of the subsidiaries under the control of CF Cable TV Inc.: Videotron (RDL) Ltee, Videotron (Granby) Ltee, TDM Newco Ltee, Videotron (Richelieu) Ltee, Videotron (Laurentien) Ltee. These subsidiaries were merged or wound up into a parent company, renamed Videotron (Regional) Ltee, subsidiary of CF Cable TV Inc.

(c)	In March and December 2002, Telecable Charlevoix (1977) Inc., a subsidiary of the Company, redeemed respectively from its non-controlling shareholder 80,000 and 109,000 of Class “D” Preferred Shares for a total consideration of $0.8 million and $1.2 million including cumulative unpaid dividends of $0.1 million.

8

CF CABLE TV INC. Notes to the consolidated financial statements for the six-month period ended June 30, 2003 (unaudited)

3.	Fixed assets:

		June 30, 2003

	Cost	Accumulated depreciation	Net book value

		(in thousands of dollars)

Receiving and distribution networks	$325,105	$150,254	$174,851
Furniture and equipment	19,295	17,427	1,868
Buildings	4,767	1,696	3,071
Land	738	—	738

	$349,905	$169,377	$180,528

		December 31, 2002

	Cost	Accumulated depreciation	Net book value

		(in thousands of dollars)

Receiving and distribution networks	$318,860	$140,755	$178,105
Furniture and equipment	19,269	17,142	2,127
Buildings	4,767	1,617	3,150
Land	737	—	737

	$343,633	$159,514	$184,119

4.	Deferred charges:

	June 30, 2003	December 31, 2002

	(in thousands of dollars)

Long-term financing	$1,038	$1,172
Development and pre-operating costs	130	185
Employee future benefit costs	3,457	3,457

	$4,625	$4,814

9

CF CABLE TV INC. Notes to the consolidated financial statements for the six-month period ended June 30, 2003 (unaudited)

5.	Accounts payable and accrued liabilities:

	June 30, 2003	December 31, 2002

	(in thousands of dollars)

Expenses and accounts payable	$2,181	$4,294
Royalties and services providers dues	18,811	17,723
Employees’ salaries and dues	1,323	1,153
Provincial and federal sales tax	1,391	1,366
Interest due	4,261	5,083

	$27,967	$29,619

6.	Amounts payable to affiliated companies:

	June 30, 2003	December 31, 2002

	(in thousands of dollars)

Quebecor Media Inc.	$4	$4
Videotron Telecom ltee	169	147
Groupe TVA Inc.	—	255
Cablage QMI Inc.	33	69
Videotron TVN Inc.	279	53

	$485	$528

7.	Long-term debt:

	June 30, 2003	December 31, 2002

	(in thousands of dollars)

Senior Secured First Priority Notes at 9.125% interest rate (a)	$101,871	$119,266
Mortgage (b)	9	25

	$101,880	$119,291

10

CF CABLE TV INC. Notes to the consolidated financial statements for the three-months periods ended March 31, 2003 (unaudited)

7.	Long-term debt (continued):

(a)	Senior Secured First Priority Notes:

Senior Secured First Priority Notes having a par value of US$75.6 million (2002 - US$75.6 million), bear interest at the rate of 9.125%, and mature in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realisation on the assets of CF Cable TV Inc. and its subsidiaries, the proceeds thereof would be firstly used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on June 29, 2001, between, among others, the agent under the parent’s credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent’s credit agreement. In May 2002, the Company repurchased US$2.2 million of these Notes.

(b)	Mortgage:

The mortgage bears interest at a rate of 11% and matures in 2003.

Minimum principal repayments on long-term debt in each of the years are as follows:

(in thousands of dollars)

2003	$9

8.	Due to parent company:

	June 30, 2003	December 31, 2002

	(in thousands of dollars)

Inter-company Deeply Subordinated Debt, bank prime rate
plus 2% and repayable after the total repayment of
the Senior Secured First Priority Notes	$25,969	$25,969

The repayment of capital and interest on the inter-company Deeply Subordinated Debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007. The parent company waives annually the interests on this debt.

11

CF CABLE TV INC. Notes to the consolidated financial statements for the six-month period ended June 30, 2003 (unaudited)

9.	Comparative figures:

Certain figures of 2002 have been reclassified to conform with the presentation adopted in the semester ended June 30, 2003.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CF CABLE TV INC.

(Signed) Claudine Tremblay

————————————————
By:    Claudine Tremblay
          Assistant Secretary

Date: August 26, 2003